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                           January 29, 2021

       John Rettig
       Chief Financial Officer
       Bill.com Holdings, Inc.
       1800 Embarcadero Road
       Palo Alto, CA 94303

                                                        Re: Bill.com Holdings,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2020
                                                            Filed August 31,
2020
                                                            Form 8-K furnished
November 5, 2020
                                                            File No. 001-39149

       Dear Mr. Rettig:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended June 30, 2020

       Management   s Discussion and Analysis of Financial Condition and
Results of Operations
       Non-GAAP Financial Measures, page 58

   1. Please revise the first table on page 58 to disclose the comparable GAAP measure with greater prominence.
Also, to avoid giving undue prominence to your non-GAAP financial measures, please move
this section so that it follows the results of operations section.
                                                        Refer to Item
10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-
                                                        GAAP Compliance and
Disclosure Interpretations ("C&DIs").
 John Rettig
FirstName  LastNameJohn
Bill.com Holdings, Inc. Rettig
Comapany
January 29,NameBill.com
            2021        Holdings, Inc.
January
Page  2 29, 2021 Page 2
FirstName LastName
Consolidated Financial Statements
Note 2 Revenue, Performance Obligations, Deferred Revenue and Deferred Costs, page 94

2. We note that a majority of your remaining performance obligations will be recognized
         "thereafter." Considering your multi-year arrangements, please tell us in what periods you expect to recognize the amounts included in "thereafter" and how your current disclosures reflect the appropriate time bands for your arrangements. Refer to ASC 606-10-50-13(b).
Form 8-K furnished November 5, 2020

Exhibit 99.1
Non-GAAP Financial Measures, page 2

3. Your adjustments for internal use software and deferred costs remove the amortization and add back amounts capitalized in the period, which appears to convert these expenses to a cash basis. Please tell us how you considered whether such adjustments create a tailored accounting principle. Refer to Question 100.04 of the Non-GAAP C&DIs.
4. Notwithstanding the comment above, please tell us how you considered Question 100.01 of the Non-GAAP C&DIs as sales commissions and service costs appear to be normal, recurring cash operating expenses necessary to operate your business. Reconciliation of GAAP to Non-GAAP Data, page 7

5. You present what appears to be a non-GAAP income statement when reconciling non-
         GAAP measures to the most directly comparable GAAP measures. Please remove this presentation in future filings and revise to reconcile each non-GAAP measure separately.
         Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 or Christine
Dietz, Senior Staff Accountant at (202) 551-3408 if you have questions regarding these comments.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Nicholas Dumont